SHARP

SHARP CORPORATION
22-22 Nagaike-cho,Abeno-ku,Osaka
545-8522, Japan

June 24, 2005





05009479

Sharp Corporation
File No. 82-1116

Dear Sirs,

We would like to express our appreciation for your encouraging support of and interest in Sharp Corporation.

According to the Agreement, we herewith enclose the following documents.

	Number
- NOTICE OF RESOLUTIONS OF THE 111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS	1

Yours very truly,

SHARP CORPORATION
Securities & Finance Dept.

(TRANSLATION FOR REFERENCE ONLY)

June 23, 2005

SHARP CORPORATION

NOTICE OF RESOLUTIONS OF THE 111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you that the following were reported and resolved at the 111th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter referred to as the " Company"), held on June 23, 2005.

DESCRIPTION

Report:

1. The Business Report, Balance Sheets and Statements of Income for the 111th Term (from April 1, 2004 to March 31, 2005)
2. Consolidated Balance Sheets, Consolidated Statements of Income and Audit of the Consolidated Accounts by the Independent Auditors and the Board of Corporate Auditors for the 111th Term (from April 1, 2004 to March 31, 2005)

A report was made on the contents of the above statements.

Resolutions:

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 111th Term

The proposal was approved and passed as originally proposed.
Regarding the dividends for the term, it was resolved that an annual dividend of ¥20 per share shall be distributed to shareholders for the term, an increase of ¥2 per share compared to the dividends paid for the previous term. The dividends to be paid shall be ¥10 per share, since interim dividends of ¥10 per share have already been paid.

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

The proposal was approved and passed as originally proposed.
The summary of the amendment is as follows:

Because of the enforcement of the Law Concerning Amendments to Certain Provisions of the Commercial Code as of April 1, 2002 (Law No. 128 of 2001), share-purchase warrants were introduced and the regulations concerning convertible bonds were incorporated into those concerning bonds with share-purchase warrants. Due to the September 30, 2004, maturity of our Series12 unsecured convertible bonds, we have deleted Article 34 of the Articles of Incorporation, which provided the timing for conversion of convertible bonds and the dividends thereof. Article 35 has been moved up and renumbered accordingly.

Proposal No.3: Election of 25 Directors of the Company

Messrs. Katsuhiko Machida, Hiroshi Saji, Akihiko Kumagai, Toshishige Hamano, Masaaki Ohtsuka, Akira Mitarai, Shigeo Nakabu, Kenji Ohta, Masafumi Matsumoto, Yoshiaki Ibuchi, Mikio Katayama, Toshio Adachi, Takashi Nakagawa, Itsuro Kato, Yoshiki Sano, Takashi Okuda, Tetsuo Onishi, Toshihiko Fujimoto, Takuji Okawara and Takashi Tomita were reelected as Directors. Messrs. Takashi Nukii, Toru Chiba, Shigeaki Mizushima, Kohichi Takamori and Yoshisuke Hasegawa were newly elected as Directors. All of the aforementioned have taken office.

Proposal No.4: Payment of Retirement Remuneration to Retiring Directors

The proposal was approved and passed that retirement remuneration shall be paid to Retiring Directors, Messrs. Shigeo Misaka, Terumasa Yoneda, Keiichi Miyata, Yoichi Sakai and Hideaki Kamitsuma, of an appropriate amount pursuant to standards prescribed by the Company, and that the authority to decide the amounts, timing and methods of the payment be delegated to the Board of Directors.

At the Board of Directors' Meeting, after the Ordinary General Meeting of Shareholders, the following representative directors and directors who hold posts of responsibility were elected, and all of them have taken office.

Representative Director, President: Katsuhiko Machida
Representative Director, Corporate Senior Executive Vice President: Hiroshi Saji
Representative Director, Corporate Senior Executive Director: Akihiko Kumagai
Representative Director, Corporate Senior Executive Director: Toshishige Hamano
Representative Director, Corporate Senior Executive Director: Masaaki Ohtsuka
Representative Director, Corporate Senior Executive Director: Akira Mitarai
Representative Director, Corporate Senior Executive Director: Shigeo Nakabu
Representative Director, Corporate Senior Executive Director: Kenji Ohta
Representative Director, Corporate Senior Executive Director: Masafumi Matsumoto
Corporate Executive Director: Yoshiaki Ibuchi
Corporate Executive Director: Mikio Katayama
Corporate Executive Director: Toshio Adachi

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